Exhibit 99.1

4 April 2014 ASX Announcement 32 Beulah Road, Norwood, South Australia 5067ACN112 202 883 ASX Code: SEA Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au Sundance Energy Australia Limited ABN 76 112 202 883 FOR IMMEDIATE RELEASE General Manager The Company Announcements Office Australian Securities Exchange Acquisition of Eagle Ford Acreage Completed Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to announce that it has completed the acquisition of approximately 4,800 net acres adjacent to the Company’s existing acreage position in McMullen County, Texas. As detailed in a release earlier this year, this acreage adds approximately 50 gross locations to Sundance’s Eagle Ford drilling inventory and provides for longer laterals and more efficient operations. This acquisition increases Sundance’s Eagle Ford position to approximately 13,000 net acres covering approximately 160 gross drilling locations focused in northeastern McMullen County. For more information, please contact: United States Eric McCrady, Managing Director Tel: +1 (303) 543 5703 Australia Mike Hannell, Chairman Tel: +61 8 8363 0388 Media enquiries Justin Kelly Mercury Consulting Tel: +61 2 8256 3350 / 0408 215 858 Email: justin.kelly@mercuryconsulting.com.au About Sundance Energy Australia Limited Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Mississippian/Woodford, and Wattenberg. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au. 1

Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. 2